

February 10, 2016

Via E-mail
David N. Brooks, Esq.
General Counsel
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, NY 10105

> **Re:** **Fortress Investment Group LLC**
> **Schedule TO-I**
> **Filed February 5, 2016**
> **File No. 005-82793**

Dear Mr. Brooks:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Do Fortress's directors or executive officers intend to tender their Shares …, page 6

1. For each scenario described, please disclose the percentage of voting power of the directors and executive officers as a group if the Offer is fully subscribed. For example, if the company increases the number of Shares accepted for payment by 2% and the Offer is fully subscribed at the minimum Purchase Price of $4.25, the percentage of voting power of the directors and executive officers as a group would appear to increase to 48%. Please also disclose whether the increase in voting power of the directors and executive officers will trigger any provisions in the Shareholders Agreement. In doing so, please briefly describe any provisions in the Shareholders Agreement that would be triggered if the voting power of the directors and officers as a group increased to more than 50%. Please add similar disclosure on page 17.

Forward-Looking Statements, page 9

2.   Disclosure on pages 9 and 10 indicates that the company has no duty to update forward-looking statements. Please revise to clarify that the company will amend the schedule to reflect any material change in the information previously disclosed, consistent with the company's obligation under Rule 13e-4(c)(3).

Conditions of the Offer, page 26

3.   Disclosure indicates that "failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date." Please note that when an offer condition is triggered and you decide to proceed with the offer anyway, we believe that decision constitutes a waiver of the triggered condition(s). Please confirm your understanding in your response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 if you have any questions regarding these comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Joseph A. Coco, Esq.
        Michael J. Zeidel, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP